333-180868

Axel Merk

President & CIO

Merk Investments

ETF.com – ETF Observer (print only)

How did Merk get its start?

We got started in a garage—I actually made a point of that. Basically, I got started by pooling assets of friends I was managing in college. It gained so much momentum that I became a Ph.D. dropout. I always had this vision to add diversification to investments. And if there’s one consistent theme through our investment career, it’s that we’ve always taken it a step further when asset prices were too highly correlated.  Initially, I started on the equity side, but we always had a very international client base. From there, we moved from equities to be more global, to be more macro, to be more cash and precious metals managers. Finally, in 2005, we moved into the mutual fund space, and now we are in the ETF space.

What’s the firm’s overall investment philosophy?

First and foremost, we think there’s no such thing as a risk free asset anymore. Investors need to take a diversified approach to something as mundane as cash. This is the sort of market environment that investors need to truly understand. As a result, we manage dollar and currency risk and aim to do so with original insight, analysis, and innovative products.

What is the Merk Gold Trust?

The Merk Gold Trust (OUNZ) is a physical gold ETF with an option that investors may take physical delivery of the gold that they’re holding. That’s really the simplest way of describing it.

So let’s get into that a bit, how does the Merk Gold Trust compare to other gold ETF products we’ve seen on the market?

We’ve spent a lot of time and effort trying to analyze the perceived deficiencies of other gold vehicles, and we developed a set of guiding principles that we adhered to in designing the product. The key point that differentiates the Merk Gold Trust is that you can accept physical delivery of your gold. Not only can you take delivery of the London bars that we are storing in the vault for the OUNZ shareholders, but you can do a tax free exchange of those London bars into other gold coins and bars and have those delivered. London bars are what central banks and big institutions hold, but we think individual investors might prefer American Gold Eagles or 10-ounce bars at their home vaults.

Another differentiating factor is the fact that our Gold Trust does not need to sell gold to pay the management fee. Instead, as the sponsor, we get paid in gold. More specifically, we get paid in shares of the trust, so there’s an annual delusion of 0.40%—the expense ratio of the trust. From there, we use the proceeds to pay the fund’s operating expenses.

Investors are increasingly considering costs in their analysis of ETFs. How expensive is it to hold OUNZ and to take delivery of gold? What does the fund’s cost structure look like for a shareholder?

First and foremost, most investors will buy the Merk Gold Trust (OUNZ) like an ETF and hold it like an ETF. The expense ratio is 0.40%, and it’s expected to trade and provide the same liquidity as any other physical gold ETF on the market.

If shareholders want to take delivery of the gold there’s a separate fee involved in that.

The prospectus lays out the total fee structure— however; these really serve as a mark that we hopefully will never have to go beyond. Hence, we’ve actually lowered the pricing of the fund.

You can also find the prices for delivery on the fund’s website. To give you an idea, they can range from a markup of about $25 dollars an ounce for a 10 ounce Australian bar to say about $40 dollar for one-ounce Australian kangaroo to as high as $60 dollars an ounce for an American Gold Eagle.

Some of the prices might be a bit higher than some of the physical coin dealers, but it’s still a fairly competitive price—especially considering that this is a feature of the fund.

We do have a minimum fee for physical deliveries, considering the effort involved on our end.  However, we keep the minimum fees as low as possible. To give you an idea of that, the minimum fee is only $1,000 dollars for 10-ounce bars, and then they go up to $2,500 dollars for American Gold Eagles.

Where and how could an investor have their gold delivered? Is it delivered to your office, or delivered to your brokerage account? How does the process actually work?

It all depends on what you want to have delivered. Anything other than London bars can be delivered to your home. Typically, those will be delivered via UPS. We are also able to consider any address in the world. So if you want to have it sent abroad, that’s fine.  The one caveat being that it might take us a little longer to verify international addresses to ensure success of delivery.

If, on the other hand, you want to have London bars delivered, those have to be delivered with an armored transportation service, such as Brinks. Armored services like those do not deliver to home addresses. They’ll only deliver to “trusted addresses” —so preferably to another vault. They will also consider an office address. However, there needs to be some leg work done in order to make sure that the crew that drives the truck is safe. Still, generally speaking, we can delivery anywhere. However, the fastest and most efficient way is to have something physically delivered are one-ounce coins delivered to your home address.

So why would investors be interested in purchasing the Merk Gold Trust, as opposed to looking at products like GLD or IAU that are currently on the market?

OUNZ is priced like GLD, but it’s offering more. When we talk to investors, that’s exactly what they appreciate. Some may never take delivery, but they very much appreciate that they could take delivery if they wanted to. The physical delivery mechanism isn’t just theoretical. We have tested the process extensively. Eventually, we filed and were granted a patent on the process because we believed it was a very scalable process. In a typical scenario, it takes about 7 to 8 business days to get the gold to you from the initiation of the process.

However, the process time can vary— especially if you want to have London bars shipped to you, and you have to find an address that is approved. Still, it’s a very tight process that works well to meet the needs of our shareholders. Of course, we encourage new investors to test it out, but we do so with the confidence that if they want to take delivery, it’s available to them.

On top of that, we think it’s a nice feature that around the holiday time you could say, “Oh, I’d like to have a hundred ounces delivered to my grandkids.” You can do a tax exchange of the gold that you own through the trust and have that delivered to you in the form of one-ounce coins.

One of the issues surrounding gold ownership is its taxation. What are the tax implications of the Merk Gold Trust?

Owning the Merk Gold Trust is akin to owning a pro-rata share of the Trust’s gold. As a result, you’re taxed as if you were holding gold. That means if you were to sell OUNZ, there is a capital gains tax at the collector rate. Clearly this is not tax advice, and everybody is encouraged to consult with their tax advisor to assess their own situation.

To the extent that somebody wants to take physical delivery, that is not a taxable event because you’re merely taking delivery of what you already own. If you were to sell those coins at a later point in time, the cost bases of when you originally acquired the gold would apply. However, generally speaking, OUNZ is taxed similarly to the other gold trusts that are out there.

There are a very wide range of opinions about gold, what do you see as the biggest benefit to owning gold? What are the biggest drawbacks?

The reason why we own gold as well as other investments, and why I like gold, is not because of a crisis here and there. It’s really because there’s too much debt in the world. The truth is that the interests of governments that have too much debt are not aligned with the interest of savers that try to deploy their savings. Meaning, governments have an interest in debasing the purchasing power of the currencies, where we as savers have an interest in preserving our purchasing power.

Gold, in that sense, is one of the purest indicators of what governments are doing. Even with the Federal Reserve tapering and at some point economic growth picking up, I don’t think we can afford positive real interest rates. Not in the U.S., not in Japan, and not in the Eurozone.

As a result, we will have a bias in the major economies towards negative real rates for an extended period. In the short term, maybe some central banks may raise rates, but we don’t think we could afford to run the government in the U.S. if we truly had positive real interest rates. All of that suggests that the purchasing power of the dollar continues to be at risk. Hence, investors are increasingly focused on diversification and we think that gold is one of the avenues that investors should consider.

On the flipside, our daily expenses are priced in U.S. dollars and not in gold, and the price of gold is historically volatile versus the dollar. So any investor should not hold more of any asset, including gold, than they can sleep with at night. I’m not physically talking about the gold under the pillow—that’s not too hard.  At the end of the day, investors need to consider the suitability of gold for their portfolios and whether or not they can bear the volatility that comes with such an investment.

Where can investors learn more about Merk and the new Merk Gold Trust (OUNZ)?

You can learn more about Merk Investments, sign up for our free newsletter Merk Insights, and download our proprietary research on global economies, currency and gold at www.merkinvestments.com. To learn more about the Merk Gold Trust (OUNZ) go to www.merkgold.com or call us at (855) MRK-OUNZ.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

 Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Foreside Fund Services, LLC, provides marketing services to the Trust.

All rights reserved. Merk Gold Trust and OUNZ are trademarks of Merk investments LLC in the United States and elsewhere. All other trademarks, service marks or registered trademarks are the property of their respective owners.